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                             March 15, 2024

       Kenneth Jacobson
       Chief Financial Officer
       Avnet, Inc.
       2211 South 47th Street
       Phoenix, AZ 85034

                                                        Re: Avnet, Inc.
                                                            Form 10-K Fiscal
Year Ended July 1, 2023
                                                            Form 10-Q for
Fiscal Quarter Ended December 30, 2023
                                                            Form 8-K Furnished
on January 31, 2024
                                                            File No. 001-04224

       Dear Kenneth Jacobson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended July 1, 2023

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Gain on Legal Settlements and Other, page 26

   1. Please expand your discussion of the gain on legal settlements in connection with the settlement of claims
filed against certain manufacturers of capacitors that was reached in
                                                        May 2023 to clarify the
timing of payments to which the company is entitled and when the gain will be
recognized. We note the company received a judgement in May 2023 for damages totaling $268
million from this litigation of which $74.4 was recognized as a gain during fiscal year
2023. Refer to Item 303(b) of Regulation S-K.
 Kenneth Jacobson
FirstName
Avnet, Inc.LastNameKenneth Jacobson
Comapany
March      NameAvnet, Inc.
       15, 2024
March2 15, 2024 Page 2
Page
FirstName LastName
Form 10-Q for Fiscal Quarter Ended December 30, 2023

Notes to Consolidated Financial Statements
Note 2. Working Capital
Inventories, page 8

2. Please explain the nature of the transactions for electronic components held for supply chain service engagements and the basis for the accounting as inventory on your balance sheet. You disclose the company is acting as an agent on behalf of an OEM or the supplier in these engagements. During your second quarter earnings call on January 31, 2024 your
         CFO stated, "As a reminder, these service engagements are different from our traditional core EC business as the associated inventory is really the inventory of the OEM or the supplier that we hold on their behalf. The inventory is contractually restricted and the risk profile is different compared to inventories held for our core EC distribution business."

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Executive Summary, page 18

3. Refer to the first paragraph in your executive summary. Please revise your discussion to explain how the softening demand for electronic components is expected to impact your sales and income from operations for the remainder of fiscal year 2024. Your guidance furnished in your earnings release for the quarter ended December 30, 2023 reflects an anticipated sequential decline of 6% to 11% in the third quarter of fiscal year 2024. Refer to Item 303(a) of Regulation S-K.
Sales, page 19

4. Please revise your discussion for Electronic Components (EC) sales to quantify the extent to which changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold. Refer to Item 303(b)(2) of Regulation S-K.
Liquidity and Capital Resources
Cash Flow from Operating Activities, page 22

5. Please revise your discussion and analysis of cash flows to analyze the underlying reasons for material changes, as well as on their reasonably likely impact on future cash flows and cash management decisions. Where reported amounts of cash provided and used by operations, investing activities or financing have been consistent, if the underlying sources of those cash flows have materially varied, analysis of that variability should be provided.
         Please note that merely citing changes in results, working capital items, and noncash items reported in the statement of cash flows may not provide a sufficient basis to understand changes in operating cash between periods. Refer to section IV.B and
B.1 of Release No.
         33-8350 for guidance.
 Kenneth Jacobson
Avnet, Inc.
March 15, 2024
Page 3
Form 8-K Furnished January 31, 2024

Investor Presentation for Second Quarter Earnings Call
Avnet Second Quarter Fiscal Year 2024 Financial Results
Q2 FY24 Highlights, page 3

6. Please present and reconcile the most directly comparable GAAP measure for the the non-
         GAAP measures Adjusted Operating Margin, Adjusted EPS, Adjusted
Operating
         Expenses, Adjusted Operating Income, and Adjusted Diluted EPS in the investor presentation. Please reconcile and revise the labeling of the non-GAAP measures
         Adjusted EPS and Adjusted Diluted EPS. Refer to Item 100(a)(1) and
Item 100(a)(2) of
         Regulation G.
Q2 Income Statement, page 5

7. Referencing the final measure, please revise your description of operating expenses to clearly reflect as Adjusted Operating Expenses consistent with the bar graph.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameKenneth Jacobson                            Sincerely,
Comapany NameAvnet, Inc.
                                                              Division of
Corporation Finance
March 15, 2024 Page 3                                         Office of Trade &
Services
FirstName LastName